UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DYNAMICS RESEARCH CORPORATION

(Name of subject company (Issuer))

ENGILITY SOLUTIONS, INC.,

(Offeror) a wholly owned subsidiary of

ENGILITY CORPORATION,

(Offeror) a wholly owned subsidiary of

ENGILITY HOLDINGS, INC.

(Name of Filing Persons (Offeror))

Common Stock, par value $0.10 per share (including the associated Series B Preferred Stock Purchase Rights)	268057106
(Title of classes of securities)	(CUSIP number of common stock)

Thomas O. Miiller

Senior Vice President, General Counsel and Corporate Secretary

3750 Centerview Drive

Chantilly, Virginia 20151

(703) 708-1400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Ryan D. Thomas

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$120,729,979	$15,550

(1)	The transaction value was calculated by adding the sum of (i) 10,393,640 outstanding shares of common stock, par value $0.10 per share, of Dynamics Research Corporation (“Shares”) multiplied by the offer price of $11.50 per share; and (ii) 104,619 Shares subject to outstanding restricted stock awards multiplied by the offer price of $11.50 per share. The calculation of the filing fee is based on information provided by Dynamics Research Corporation as of December 19, 2013.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $15,550	Filing Party:	Engility Holdings, Inc. Engility Corporation Engility Solutions, Inc.
Form or Registration No.: Schedule TO	Date Filed:	December 30, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by Engility Holdings, Inc., a Delaware corporation (“Holdings”), Engility Corporation, a Delaware corporation (“Engility”), which is a direct wholly owned subsidiary of Holdings, and Engility Solutions, Inc., a Massachusetts corporation (“Purchaser”), which is a direct wholly owned subsidiary of Engility, on December 30, 2013. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share, including the associated preferred stock purchase rights (collectively, the “Shares”), of Dynamics Research Corporation, a Massachusetts corporation (“DRC”), at a purchase price of $11.50 per Share (the “Offer Price”) in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 30, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to Items in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Amendment to the Offer to Purchase and Item 11 of the Schedule TO

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” on page 52 is hereby amended by adding a new paragraph to the end of such section as follows:

“On January 21, 2014, all defendants, including DRC, each of the individual members of the DRC Board, Holdings, Engility and Purchaser, entered into a memorandum of understanding concerning settlement (the “MOU”) with the plaintiffs to settle the Skabialka Action, which sets forth the parties’ agreement in principle for settlement (the “Settlement”). As explained in the MOU, all of the defendants have agreed to the Settlement solely to eliminate the burden, expense and uncertainty of further litigation and without admitting any liability or wrongdoing. Pursuant to the terms of the MOU, the parties expect to execute a definitive stipulation and agreement of settlement, which will be subject to approval by the Massachusetts Superior Court in Suffolk County following notice to DRC’s shareholders. There can be no assurance that the Settlement will be finalized or that the Massachusetts Superior Court in Suffolk County will approve the Settlement. The MOU terms provide that the Skabialka Action will be dismissed with prejudice as to all defendants, if and when the Massachusetts Superior Court in Suffolk County approves the Settlement. Further, without agreeing that any of the claims in the Skabialka Action have merit or that any supplemental disclosure was required under any applicable statute, rule, regulation or law, DRC has agreed pursuant to the terms of the MOU to make certain additional disclosures as reflected in Amendment No. 3 to the Solicitation/Recommendation Statement filed with the SEC on January 21, 2014, which supplement the information provided in the Solicitation/Recommendation Statement. The Settlement will not affect the form or amount of the consideration that DRC shareholders are entitled to receive in the Merger.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ENGILITY HOLDINGS, INC.

By:	/s/ Thomas O. Miiller
Name:	Thomas O. Miiller
Title:	Senior Vice President, General Counsel and Corporate Secretary

ENGILITY CORPORATION

By:	/s/ Thomas O. Miiller
Name:	Thomas O. Miiller
Title:	Senior Vice President, General Counsel and Corporate Secretary

ENGILITY SOLUTIONS, INC.

By:	/s/ Thomas O. Miiller
Name:	Thomas O. Miiller
Title:	Secretary

Dated: January 21, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 30, 2013.* †

(a)(1)(B)	Form of Letter of Transmittal.* †

(a)(1)(C)	Form of Notice of Guaranteed Delivery.* †

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 30, 2013. †

(a)(5)(A)	Joint Press Release issued by Engility Holdings, Inc. and Dynamics Research Corporation, dated December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(B)	Slide Presentation, dated December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(C)	Transcript of Investor Conference Call held by Engility Holdings, Inc. on December 23, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(D)	Letter to Engility Holdings, Inc. Employees, dated December 23, 2013 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(E)	FAQs to Engility Holdings, Inc. Employees, dated December 23, 2013 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(F)	Press Release issued by Engility Holdings, Inc., dated December 30, 2013. †

(a)(5)(G)	Press Release issued by Engility Holdings, Inc., dated January 14, 2014. †

(b)(1)	Credit Agreement, dated as of August 9, 2013, among Engility Holdings, Inc., Engility Corporation, each of the several lenders from time to time party thereto and Bank of America, N.A. (as administrative agent, swing line lender and letter of credit issuer) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Engility Holdings, Inc. on August 12, 2013).

(b)(2)	Commitment Letter, dated as of December 22, 2013, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Engility Holdings, Inc. and Engility Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, by and among Engility Corporation, Engility Solutions, Inc. and Dynamics Research Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(2)	Form of Tender and Voting Agreement (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(3)	Confidentiality Agreement, dated as of October 4, 2013, by and between Engility Holdings, Inc. and Dynamics Research Corporation. †

(d)(4)	First Addendum to Confidentiality Agreement, dated as of November 21, 2013 by and between Engility Holdings, Inc. and Dynamics Research Corporation. †

(d)(5)	Consulting Agreement, dated as of December 20, 2013, by and between Engility Corporation and James P. Regan. †

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
†	Previously filed.